EXHIBIT 20.1
                                                                   PAGE 1 OF 4


FOR IMMEDIATE RELEASE                       FOR MORE INFORMATION:
                                            HOST MARRIOTT SERVICES:
                                            MEDIA INQUIRIES:
                                            WENDY WATKINS: 301-380-7903
                                            INVESTOR RELATIONS:
                                            SHARON WHITING: 301-380-7215
                                            AUTOGRILL CONTACT:
                                            LUCIANO LUFFARELLI:
                                            011-39-02-4826-3224
                                            011-39-0335-610-1003
                                            LUCIANO.LUFFARELLI@AUTOGRILL.IT
                                            -------------------------------




                   AUTOGRILL TO ACQUIRE HOST MARRIOTT SERVICES
   COMBINATION WILL CREATE THE LEADING GLOBAL AIRPORT AND TOLLROAD CONCESSION
       COMPANY AND ONE OF THE LEADING QUICK SERVICE RESTAURANT OPERATORS


                  BETHESDA, MARYLAND, JULY 26, 1999--The Board of Directors of Autogrill (AGL.IM) today announced that it approved a definitive agreement to acquire all of the outstanding common stock of Host Marriott Services (NYSE: HMS). The acquisition will create the leading global operator of commercial catering for travelers with operations in North America, Europe, Australia and Asia and annual sales of over US$2.6 billion/Euro 2.4 billion based on 1998 data. The combined company will operate facilities in over 834 sites in five primary business segments: airports (76), travel plazas (609), shopping malls
         (66), railway stations (21) and quick service restaurants (46). In addition the group will operate (16) facilities in other segments.
                  The transaction has been unanimously approved by the Board of Directors of Host Marriott Services which will recommend the transaction to its shareholders. It remains subject to receipt of customary regulatory approvals.
                                     -more-


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AUTOGRILL TO ACQUIRE HOST MARRIOTT SERVICES




         In 1998 Host Marriott Services had sales of $1,378 million (Euro 1,312 million)and EBITDA of $126 million (Euro 120 million). In the two quarters ending June 18, 1999 the company had sales of $659 million (vs. $600 million for the previous year) and EBITDA of $53 million (vs. $48 million for the previous year). As of June 18, 1999 Host Marriott Services had net indebtedness of $400 million (Euro 381 million).
         Under the terms of the agreement, Host Marriott Services stockholders will receive $15.75 per share in cash from Autogrill in a tender offer expected to commence on August 2, 1999. The tender will remain open for a period of 20 business days and is subject to acceptance by at least two-thirds of Host Marriott Services shareholders. The company has 33.6 million shares outstanding.
         The acquisition will be financed with proceeds from a recent convertible bond issuance and lines of credit.
         Gilberto Benetton, Chairman of Autogrill and Edizione Holding, majority owner of Autogrill said,"The company will be the largest operator of concessions in airports and tollroads worldwide and one of the largest food service providers in the world. The acquisition is an important strategic step in positioning the company for success in a business that is becoming increasingly global. Edizione Holding shares the vision of Autogrill and intends to remain an active and supportive shareholder."
         Paolo Prota Giurleo, Chief Executive Officer of Autogrill, commented, "We have admired Host Marriott Services operations in the US and internationally for a number of
                                     -more-



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AUTOGRILL TO ACQUIRE HOST MARRIOTT SERVICES


years. The combination of Autogrill and Host Marriott Services will create a new company that will offer clients and investors a unique combination of distinctive brands, management expertise and strong potential for future growth. This transaction provides an important opportunity to realize a wide range of synergies and create value for our shareholders. We have great faith in existing management and Host Marriott Services employees and will encourage their continued contribution going forward as we strive to create exciting growth opportunities for the combined company."
         According to Host Marriott Services President and Chief Executive Officer, Bill McCarten, "This offer is a reflection of the unique and powerful business we have built over the years and a recognition of our innovative market leadership in North America and our successful growth strategies. Together with Autogrill we will continue to provide outstanding client and customer service."
         Autogrill, based in Milan, Italy, is a long-established corporation, listed on the Milan Stock Exchange and majority-owned by the Benetton family. With annual revenues of approximately $1.2 billion and over 12,000 employees, Autogrill is the leading catering group for travelers and the second largest commercial catering group in Europe with 636 restaurants and bars in nine European countries. Key food service concepts include Autogrill, the brand for motorway restaurants; Spizzico, a quick service

                                     -more-


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AUTOGRILL TO ACQUIRE HOST MARRIOTT SERVICES


pizza chain; Ciao, a self-service restaurant chain; as well as international brands such as Burger King, which has granted the company an exclusive agreement for use of the Burger King franchise in Italy.
         Host Marriott Services Corporation, headquartered in Bethesda, Maryland and listed on the New York Stock Exchange, was previously a subsidiary of Host Marriott Corporation prior to its spin-off in 1995. Host Marriott Services, with revenues of $1.4 billion (Euro 1.3 billion), is the leading provider of food, beverage and retail concessions at nearly 200 travel and entertainment venues, with approximately 26,000 employees in seven countries around the globe. The company operates in 18 of the 20 largest airports in the US such as JFK in New York, Boston, Washington DC, Miami, San Francisco and Los Angeles. Host Marriott Services is best known for its unique business approach that combines internationally known brands including Burger King, Pizza Hut, Starbucks, Sbarro, Tie Rack and Bath and Body Works located in airports, travel plazas, shopping malls and entertainment attractions.
         Host Marriott Services was advised by Deutsche Bank Alex. Brown. Goldman Sachs and Boston Consulting Group acted as advisors to Autogrill.

                                       ###

Note: A copy of this release is available on Host Marriott Services website at WWW.HMSCORP.COM and on Autogrill's website at WWW.AUTOGRILL.COM.